OTCBB: MRDDF TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6 Tel: (604)536-2711 www.mirandagold.com		214 – 3540 West 41st Avenue, Vancouver, British Columbia, V6N 3E6 PHONE: (604) 803-4883 Fax: (604) 682-6318

MIRANDA AND PRISM DISCOVER WIDESPREAD GOLD MINERALISATION AT CERRO ORO, COLOMBIA

Vancouver, BC, Canada – June 3 2015 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) and Prism Resources Inc. (“Prism”) (NEX:PRS.H) are pleased to provide an update on work completed on the Cerro Oro project, Caldas Department, Colombia.

Cerro Oro is a robust low-sulfidation epithermal gold system with the potential to provide substantially higher grades than the typical low-grade porphyries seen in the Cauca Belt. Geologic investigations at Cerro Oro suggest that high-grade feeder veins act as conduits to mineralize adjacent permeable and well fractured wall rock over substantial widths.

Reconnaissance prospecting, mapping and 286 channel samples by Miranda in the last year have identified numerous 1-2m wide, high-grade gold veins, coarse stibnite (+/- gold) veins and broad zones of lower grade fracture-controlled, stockwork and disseminated gold mineralization. Visible gold can be panned from almost any grade range of channel samples, and also from all drainages on the project. Hydraulic mining of gold from insitu rock in creek beds has a long history in the district.

The veins provide assay results over 1 to 2m widths from less than 3 g Au/ up to 15 g Au/t. Eleven small artisan adits on the property explore parallel veins along a 1.5km northeast strike length. Locally fractured wall rock adjacent or distal to the veins carry values from less than 0.300 g Au/t up to 2m @ 7.04 g Au/t and 6.5m @ 1.94 g Au/t. The best and most consistent wall rock values occur in drainages that parallel the northeast trend of adits. Exposure is extremely limited outside of drainages and adits, but mapping suggests alteration and mineralization occur over a 1.5sq km area.

The veins display two stages of abundant adularia. Bladed quartz after calcite is observed on artisan mine dumps. Adularia and bladed quartz both indicate proximity to boiling zones, which can be associated with bonanza grade gold mineralization. Multistage quartz and particularly multistage adularia can represent overprinting mineralization events that enrich gold vein grades. Commonly stibnite (Sb) occurs as a high-level mineral above gold in epithermal veins. Thus the coarse stibnite rich-gold poor veins may contain high-gold at depth.

The exploration model for Cerro Oro is for a series of parallel northeast trending, high-grade veins, that occur internal to broad zones of lower grade gold in surrounding permeable wall rock.

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Cerro Oro is a concession contract and two concession applications approximately 120 km south of Medellin that cover approximately 1,100 hectares and lie within the resource-rich Middle Cauca Belt in the Caldas department. Cerro Oro appears to be one of a cluster of multi-square kilometer epithermal gold systems that includes Marmato within a northeast structural trend. Marmato (12-14M ounces gold) owned by Gran Colombia Gold is only 14km northeast of Cerro Oro.

Planned exploration is straightforward and efficient and drill targets can be advanced quickly. The vein geometries will be defined with trenching and sampled, and then trenching will be extended perpendicular to the veins to identify better widths and grades of mineralized wall rock. Auger or hand dug sampling pits will be assayed along and beyond the 1.5km extent of known veins. Drilling will proceed to test high-grade vein and lower grade adjacent wall rock exposed at surface. Completing a pending surface agreement with a large private land owner, the trenching of veins and wall rock and soil anomaly definition could start in July, 2015. Exploring parts of the 1.5km vein trend a will require the completion of a Consulta Previa (A requirement to advise local Indigenous Peoples previous to exploration work) currently in progress. Drilling could proceed in early 2016.

Prism and Miranda are very excited to be exploring Cerro Oro together; a project which appears to contain an epithermal system of the scale of Marmato and within the same structural belt that controls Marmato.

Data disclosed in this press release, have been reviewed and verified by Miranda’s Executive Vice President Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda Gold Corp. is a gold exploration company active in Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Montezuma Mines Inc., and Prism Resources, Inc.

About Prism

Prism Resources Inc. is a junior exploration corporation listed on the NEX board of the TSX Venture Exchange. Its focus is on earning its interest in the Cerro Oro Project with a view to reactivate to the TSX Venture Exchange.

ON BEHALF OF THE BOARDS OF DIRECTORS OF BOTH MIRANDA AND PRISM

For more information related to Miranda:

Joe Hebert, Executive Vice President

775-340-0450

www.mirandagold.com

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For more information related to Prism contact:
Robert (Bob) Baxter
Prism Resources Inc.
+1-778-928-1864
Email: bbaxter@prismresourcesinc.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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